


10026488

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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RECD S.E.C.

MAR 1 2010

503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66525

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2009__ AND ENDING ___December 31, 2009___

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VTRADER PRO, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 950

           (No. and Street)

San Francisco   **CA**   **94104**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert C. Kurlan   **(415) 293-3858**

                           (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

         (Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  ⊠ Certified Public Accountant
  □ Public Accountant
  □ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*   Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.



VTRADER PRO, LLC

STATEMENT OF
FINANCIAL CONDITION

DECEMBER 31, 2009



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
 VTRADER PRO, LLC

We have audited the accompanying statement of financial condition of
VTRADER PRO, LLC (the "Company") as of December 31, 2009. This financial
statement is the responsibility of the Company's management. Our responsibility is to
express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted
in the United States of America. Those standards require that we plan and perform the
audit to obtain reasonable assurance about whether the statement of financial condition is
free of material misstatement. An audit includes examining, on a test basis, evidence
supporting the amounts and disclosures in the statement of financial condition. An audit
also includes assessing the accounting principles used and significant estimates made by
management, as well as evaluating the overall statement of financial condition
presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents
fairly, in all material respects, the financial position of VTRADER PRO, LLC as of
December 31, 2009 in conformity with accounting principles generally accepted in the
United States of America.

Harb Levy & Weiland LLP

San Francisco, California
February 26, 2010

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ■ www.hlwcpa.com

*Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent
accounting and consulting firms.*

Assets

Cash	$	622,754
Securities owned, pledged, at fair value (see note 3)		457,767,654
Receivable from broker-dealers and clearing organizations (see note 5)		26,551,639
Unrealized gain on futures		228,728
Other assets		271,565
Total assets	$	485,442,340

Liabilities and Members' Equity

Securities sold short, at fair value (see note 3)	$	225,552,559
Payable to broker-dealers and clearing organizations (see note 5)		212,744,768
Accounts payable and accrued liabilities		459,824
Unrealized loss on futures		766,694
Total liabilities		439,523,845
Members' equity		45,918,495
Total liabilities and members' equity	$	485,442,340

See Accompanying Notes to Statement of Financial Condition

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations: VTRADER PRO, LLC (the "Company") is a proprietary trading firm and a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Chicago Board Options Exchange, Philadelphia Stock Exchange, NYSE ARCA, AMEX, Chicago Board Stock Exchange and NASDAQ. The Company is a California limited liability company formed in April 2004. The operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2020.

Securities and derivative financial instruments: Securities and derivative financial instrument transactions are recorded on a trade-date basis and are valued at fair value in accordance with FASB ASC, *Fair Value Measurements and Disclosures.*

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are reported in the statement of financial condition at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Income taxes: The Company elects to be treated as a pass-through entity and files informational income tax returns in various jurisdictions. Accordingly, there is no provision for income taxes recorded in the accompanying financial statements. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2005.

Use of estimates: The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Cash

Cash consists of demand deposits with a commercial bank which at times may exceed the limits of insurance coverage. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

3. Securities Owned and Sold Short

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price or average of bid or ask price on the day of valuation.

> Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities owned and sold short consist of trading and investment securities reported at fair values, as follows:

	Securities Owned	Securities Sold Short
Equities	$ 419,532,031	$ 154,351,529
Equity options	38,235,623	71,201,030
Total	$ 457,767,654	$ 225,552,559

All securities owned and sold short are considered to be valued using Level 1 inputs. The Company has agreements with clearing brokers under which the Company pledges securities owned and receivables from clearing brokers as collateral for securities sold short, open futures transactions and margin borrowings.

3. Securities Owned and Sold Short (continued)

On December 31, 2009 the Company owned the following investment security which was thinly traded and had limited liquidity:

Issuer	Country	Industry	Number of shares	Fair Value December 31, 2009
Maxlife Fund Corp.	Canada	Insurance	2,175,816	$ 23,933,976

The Company took a marketplace blockage deduction of $23,916,376 in its net capital computation for this security. The Company holds this security for long term investment purposes.

4. Members' Equity

The Company's operating agreement provides that the managing member has sole power and authority to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. The entrepreneurial members have no voting rights and do not participate in management of the Company.

Entrepreneurial members are traders that have control over their trading accounts in accordance with their agreements. These members have sub-accounts and are responsible for the profits and losses of their respective trading accounts. All assets of the Company are maintained in a pooled non-segregated environment where there is cross risk between capital of all members. The managing member may restrict, halt or terminate an entrepreneurial member's trading activities at any time or for any reason.

5. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations as of December 31, 2009 consists of the following:

Receivable from clearing brokers	$ 26,551,639
Payable to clearing brokers	$ 212,744,768

The receivable from clearing brokers consists of cash deposits in the Company's trading account. Payable to clearing brokers represents cash borrowed from clearing brokers on margin for trading activities. Receivables and payables to clearing brokers also include balances due to or due from clearing brokers for unsettled trades.

6. Financial Instruments and Off-Balance-Sheet Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2009, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2009. At December 31, 2009, the Company had also borrowed securities and pledged securities against these borrowed securities.

In connection with its proprietary market making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield.

As of December 31, 2009, the notional amounts of derivative financial instruments are as follows:

	Notional Amount (000's)	
	Long Exposure	Short Exposure
Equity futures contracts	$ 71	$ (334,658)
Equity options held	597,812	-
Equity options written	-	(863,211)
Futures contracts	101,917	(142,939)
Futures options held	730,129	-
Futures options written	-	(67,412)
Total	$ 1,429,929	$ (1,408,220)

The majority of the Company's transactions with off-balance sheet risk are short-term in duration with a weighted average maturity of approximately six months at December 31, 2009.

Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the fair values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition.

6. *Financial Instruments and Off-Balance-Sheet Risk (continued)*

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options, futures, and options on futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

The Company clears a majority of its trades through three clearing brokers. In the event these entities do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of these entities. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these entities.

7. *Net Capital Requirements*

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $8,215,648, which was $8,115,648 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.06 to 1.

8. Related Party Transactions

In October 2009, the managing member entered into a term loan agreement with Merrill Lynch International ("MLI"). The loan agreement provides the managing member with a term loan facility of $10 million at an interest rate of 6.75%. The loan facility expires on October 30, 2012, at which time the principal balance drawn under the term loan facility is due. Interest due under the loan facility is payable twice a year on June 30 and December 31. The managing member has pledged all assets of the Company as collateral for the term loan facility. The managing member is subject to various financial and non-financial covenants under the terms of the loan facility including covenants related to the Company.

As of December 31, 2009, the managing member had a balance of $5 million borrowed under the term loan facility. The managing member paid $58,125 in interest during 2009.

The managing member has contributed $5 million that it borrowed under the term loan facility towards its entrepreneurial member capital in the Company. The managing member may have to withdraw its entrepreneurial member capital from the Company to repay the balance due by the managing member to MLI under the terms of loan facility. MLI is affiliated with a clearing firm, through which the Company clears a significant volume of trades.

At December 31, 2008, the Company had a trading account with another broker-dealer affiliated with the managing member of the Company. During 2009, the Company incurred a trading loss of $565,951 in this account. The Company withdrew the remaining $1,000,000 from this account in 2009.

At December 31, 2009, accounts payable and accrued liabilities in the accompanying statement of financial condition include $60,000 for consulting fees payable to the managing member.

9. Subsequent Events

Management evaluated subsequent events through February 26, 2010, the date these financial statements were available to be issued. With the exception of those matters described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2010 through February 26, 2010, capital contributions and redemptions by the managing member approximately totaled $333,000 and $987,000, respectively. During that same period, capital contributions and redemptions by entrepreneurial members approximately totaled $2,034,000 and $2,957,000, respectively.